NYMAGIC, INC.
919 Third Avenue
New York, NY 10022
Jim B. Rosenberg
Senior Assistant Chief
Accountant
United States
Securities And Exchange Commission
Washington , D.C. 20549

October 13, 2006
Re:	NYMAGIC, INC.
Form 10K for the Fiscal Year Ended December 31, 2005
Filed March 15, 2006
File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated September 15, 2006 to the Company and provide the following responses:
Question:
1.	a. Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:
1.	Explains how the methods you use for your short tail business differ from the methods you use for your long-tail business.

2.	Identifies the unique development characteristics of each material short and long tail line of business

3.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expenses on both an annual and interim reporting basis.
1.	b. If management has added an incremental provision to the reserve for loss and loss adjustment expense determined by your actuaries, quantify the incremental provision, describe the method used by management to determine it and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believes it is necessary.

      Answer:
We maintain reserves for the future payment of losses and loss adjustment expenses with respect to both case (reported) and IBNR (incurred but not reported) losses under insurance policies issued by the Company. IBNR losses are those losses, based upon historical experience, industry loss data and underwriter expectations, that the Company estimates will be reported under these policies. Case loss reserves are determined by evaluating reported claims on the basis of the type of loss involved, knowledge of the circumstances surrounding the claim and the policy provisions relating to the type of loss. Case reserves can be difficult to estimate depending upon the class of business, claim complexity, judicial interpretations and legislative changes that affect the estimation process. Case reserves are reviewed periodically and monitored on a regular basis, which may result in changes (favorable or unfavorable) to the initial estimate until the claim is ultimately paid and settled.
The Company considers a variety of factors in its estimate of loss reserves. These elements include the length of the reporting tail (i.e. occurrence versus claims made coverage), the nature of the risk insured (i.e. property versus liability), the level of net retention per loss, large case reserve estimates or shock (large) losses, the emergence of identifiable trends in the statistical analysis of paid and incurred loss data, and the level of catastrophe losses incurred during the period.
We evaluate loss reserves in three categories:
1) Classes of business where we have sufficient and adequate historical loss data.
Where we believe we have adequate historical loss data, for a sufficient number of years to enable us to project losses, we estimate IBNR using our best estimate after a review and evaluation of ultimate losses under four methods: the paid loss method, the incurred loss method and the Bornheutter-Ferguson methods (paid and incurred). This category includes some classes that have short tail business (hull, cargo, rig, and inland marine/fire, non marine liability-claims made basis) and other classes with long tail business (ocean marine liability, other liability, aviation liability). Each method uses different assumptions and no one method is considered better than the others in all circumstances. The paid method is based upon the historical development of paid losses to arrive at the ultimate loss. The incurred method focuses on the historical development of incurred losses to arrive at the ultimate loss. The Bornheutter-Ferguson methods (paid and incurred) focus on the historical development of paid and incurred losses, in addition to the level of premiums earned, to arrive at the ultimate loss.
2) New specialty classes of business where we lack historical data.
In new classes of business in which we believe we lack historical loss data, we consider industry loss ratios, underwriting expectations, internal and external actuarial evaluations and anticipated loss ratios based upon known experience. Industry loss ratios are considered from published sources such as those produced by the A.M. Best Company, a leading supplier of industry data. Underwriting expectations are considered based upon the specific underwriter’s review and assessment of the anticipated loss ratio of the business written. Internal and external actuarial evaluations are considered if such evaluations are available. Anticipated loss ratios based upon known experience is considered if the new business written has similar characteristics to business currently written. For example, loss estimates used for general contractors liability (more recently written business) may be based upon those used for subcontractors’ liability (historically written business). This category includes some short tail classes of business (surety and professional liability) and other classes of long tail business (excess workers’ compensation and commercial auto liability).
Since January 1, 2001, the Company has entered into a number of new specialty classes of business including excess workers’ compensation, professional liability, commercial automobile and employment practices liability insurance as well as surety. The Company has limited history in these new classes, and accordingly there may be a higher degree of variability in our ability to estimate the ultimate losses associated with these new classes. Consequently, we are more likely to recognize unfavorable development as a trend, and increase estimates of ultimate losses, and less likely to record favorable development as a trend, until we have confirmed the trend in light of the uncertainty surrounding actual reporting, case reserve estimates and settlement tails.
3) Asbestos and environmental liabilities.
The Company establishes reserves (case and IBNR) for asbestos and environmental liabilities after evaluating information on specific claims including plaintiffs, defendants, policyholder’s judicial precedent and legislative developments. The appropriateness of these estimated reserves is then evaluated through an analysis of the reserves under the following reserving methodologies: (i) ground up analysis, which reviews the Company’s potential exposures based upon actual policies issued; (ii) industry survival ratios; and (iii) market share statistics per loss settlement. The first, a specific ground up analysis, reviews potential exposures based upon actual policies issued by the Company that are known to have exposure to asbestos related losses. We may not have received specific reported losses from some of these assureds due to the high attachment point of the policies issued, but, given the Company’s experience with asbestos claims, and the fact that the evaluation of asbestos loss exposure is conducted by attorneys and consultants who are experts in the asbestos arena, we believe our estimate of these reserves is adequate. The second methodology evaluates this reserve using industry survival ratios (loss payments expected over a certain number of years) and the third methodology utilizes market share statistics per loss settlement (comparing favorably or unfavorably with the industry on settlements of known assureds).
Asbestos and environmental policies have unique loss development characteristics, and they add a challenging dimension to establishing loss reserves. We have identified the following as unique development characteristics of asbestos and environmental liabilities: the long waiting periods between exposure and manifestation of any bodily injury or property damage, the difficulty in identifying the source of the asbestos or environmental contamination, and the long reporting delays and difficulty in allocating liability for the asbestos or environmental damage. In addition, we believe that judicial and legislative developments affecting the scope of insurers’ liability, which can be difficult to predict, also contribute to uncertainties in estimating reserves for asbestos and environmental liability as does the increasing trend in the number of companies seeking bankruptcy protection as a result of asbestos-related liabilities that impact the Company by significantly accelerating and increasing its loss payments.
Under these methodologies for evaluating loss reserves, an ultimate loss is obtained which is then reduced by incurred losses (paid losses plus case reserves) to derive an IBNR amount that is used for the financial statements.
Reserves estimated in accordance with the methods above are then summarized in the appropriate segment classification (ocean marine, inland marine/fire, other liability and the runoff aircraft business).
Our long tail business is primarily in ocean marine liability, aircraft and non-marine liability insurance. These classes historically have extended periods of time between the occurrence of an insurable event, reporting the claim to the Company and final settlement. In such cases, we estimate reserves, with the possibility of making several adjustments, because of emerging differences in actual versus expected loss development, which may result from shock losses (large losses), changes in loss payout patterns and material adjustments to case reserves due to adverse or favorable judicial or arbitral results during this time period.
By contrast, other classes of insurance that we write, such as property, which includes certain ocean marine classes (hull and cargo) and our inland marine/fire segment, and claims-made non-marine liability, historically have had shorter periods of time between the occurrence of an insurable event, reporting of the claim to the Company and final settlement. The reserves for these shorter tail classes are estimated as described above, but these reserves are less likely to be readjusted, as losses are settled quickly and result in less variability from expected loss development, shock or large losses, changes in loss payout patterns and material adjustments to case reserves.
As the Company increases its production in its other liability line of business, its reported loss reserves from period to period may vary depending upon the long tail, short tail and product mix within this segment. Our professional liability class, for example, is written on a claims-made basis, but other sources of new production such as excess workers’ compensation are derived from liability classes written on an occurrence basis. Therefore, the overall level of loss reserves reported by the Company at the end of any reporting period may vary as a function of the level of writings achieved in each of these classes.
In estimating loss reserves, we gather statistical information by each class, which has its own unique loss characteristics, including loss development patterns consistent with long tail or short tail business. Accordingly, any differences inherent in long tail versus short tail lines are accounted for in the loss development factors used to estimate IBNR. We consider the development characteristics of shock losses, changes in loss payout trends and loss development adjustments and amounts of net retention to be equally relevant to both our long and short tail businesses.
The procedures we use for determining loss reserves on an interim basis are similar to the procedures we use on an annual basis. Case reserves are established in a consistent manner at year end and IBNR at each interim period is determined after we consider actual loss development versus expected loss development for each business segment in evaluating the prior year’s loss development. Any favorable or adverse trends in loss development are compared with the prior year end established loss reserves. Any shock losses, changes in loss payout patterns or material adjustments to case reserves are evaluated to ascertain whether the previously established provision for IBNR was adequate to support the loss development from these additional changes and changes to reserves are made as appropriate.
In addition, internal and external actuaries review reserves for several significant classes of business at year-end, and we develop internally specific loss development factors for our various classes of business annually at year-end based upon a review of paid and incurred loss activity during the year.
Question:
1.	c. It appears that you have significantly revised your provision for losses of insured events of prior years. For example, on page 33 you disclose that you decreased loss reserves in 2005 by $13 million and by $15 million in 2004 due to favorable loss reserve development. Please provide the following to explain the reasons for your change in estimate for the ocean marine line of business in 2005 and the aircraft line of business in 2004.
1.	Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting period that led to the change in estimates.

2.	Ensure your disclosure clarifies the timing of the change in estimate such as why recognition in earlier periods was not required.
Answer:
Aircraft, 2004.
In 2001, the Company recorded losses in its aircraft line of business as a result of the terrorist attacks of September 11, 2001 on the World Trade Center, the Pentagon and the hijacked airliner that crashed in Pennsylvania (collectively, the “WTC Attack”). At the time, because of the amount of the potential liability to our insureds (United Airlines and American Airlines) occasioned by the WTC Attack, we established reserves based upon our estimate of our insureds’ policy limits for gross and net liability losses. In 2004 we determined that a reduction in the loss reserves relating to the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania was warranted, because a significant number of claims that could have been made against our insureds were waived by prospective claimants when they opted to participate in the September 11th Victim Compensation Fund of 2001 (the “Fund”), and the statutes of limitations for wrongful death in New York and for bodily injury and property damage, generally, had expired, the latter on September 11, 2004. Our analysis of claims against our insureds, undertaken in conjunction with the industry’s lead underwriters in London, indicated that, because such a significant number of claims potentially emanating from the attack on the Pentagon and the crash in Shanksville had been filed with the Fund, or were time barred as a result of the expiration of relevant statutes of limitations, those same claims would not be made against our insureds. Therefore, we concluded that our insured’s liability and our ultimate insured loss would be substantially reduced. Consequently, we re-estimated our insured’s potential liability for the terrorist attacks of September 11, 2001 on the Pentagon and the hijacked airliner that crashed in Pennsylvania, and we reduced our gross and net loss reserves by $16.3 million and $8.3 million, respectively.
In light of the magnitude of the potential losses to our insureds resulting from the WTC Attack, we did not reduce reserves for these losses until we had a high degree of certainty that a substantial amount of these claims were waived by victims’ participation in the Fund, or were time barred by the expiry of statutes of limitations, and we did not reach that level of certainty until September 2004, when the last of the significant statutes of limitations, that applicable to bodily injury and property damage, expired.
Marine, 2005.
The $13 million decrease in our 2005 reserves primarily reflected the recognition of favorable development in the ocean marine line of business, particularly in the 2001 to 2003 accident years. The Company’s net loss retention per risk, or occurrence, increased substantially in the ocean marine line during the 2001-2003 accident years from previous years. Our net loss retentions in the ocean marine line of business for the 1998, 1999 and 2000 years were $50,000, $50,000 and $100,000, respectively. This compared to net loss retentions in the ocean marine line of business for the 2001, 2002 and 2003 years of $1,500,000, $2,000,000 and $2,000,000, respectively. The Company estimated higher IBNR amounts in the 2001 to 2003 accident years to correspond to the larger net loss retentions. Our subsequent analysis of our 2004 actual loss development, however, indicated a trend, which continued in 2005, that the actual loss emergence for the larger net retention years of 2001 to 2003 was not developing as we had originally anticipated. These results compared favorably with those obtained through a statistical evaluation of losses using the Bornheutter-Ferguson, paid and incurred methods.
Our ocean marine line, which has a substantially long tail, represents one of the most significant liability components in our business. Therefore, we did not believe it would be appropriate to recognize the favorable development of reserves in 2004 or prior, until such favorable trends were reaffirmed in the statistical evaluation of losses, which occurred in 2005.
      Question:
1.	d. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses.
      In addition please disclose the following:
1. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.
2. Explicitly identify and discuss key assumptions as of December 31,

2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.
Answer:
The key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses are, net loss retention, large severity or shock losses, loss reporting tail, frequency of losses, loss estimates for new classes of business, loss estimates for asbestos and environmental reserves and catastrophe losses.
These assumptions affect loss estimates as follows:
Net Loss Retention:
Our level of net loss retention decreased from $4 million in 2004 to $3 million in 2005 in the ocean marine line of business. However, the net loss retention for the 2003 and 2002 years were each at $2 million. The net loss retention in all other segments generally remained the same in 2005 as 2004. The Company also recognized favorable loss development in the ocean marine segment in 2005. This occurred as a result of the net loss retention increasing substantially in the ocean marine line during the 2001 to 2003 accident years, but actual loss emergence in 2005, for those prior accident years, was less than we had previously anticipated.
Shock Losses:
A large part of our business is characterized by claims that are of low frequency, but high severity. Estimates of such reserves are sensitive to a few key assumptions made by our claims department. All significant losses are subject to review by our Senior Vice President of Claims and in certain cases the Chief Underwriting Officer and Chief Executive Officer. As such, the estimates for these claims include substantial judgment.
Our level of shock losses or large severity losses (excluding catastrophe losses) decreased in 2005 when compared to 2004 in the ocean marine segment. However, severity losses increased in the inland marine/fire segment in 2005 when compared to 2004 and contributed to a higher loss ratio in 2005 when compared to 2004. Severity losses in the inland marine/fire segment contributed substantially to the increase in net paid losses in the inland marine/fire segment of $1.8 million in 2005 as compared to $545,000 in 2004.
Loss Reporting Tail:
Policies written on an occurrence basis have a longer loss reporting tail than policies written on a claims made basis. Claims may be reported to the Company after the policy period for those policies written on an occurrence basis provided such claims occurred within the policy term. The time between the occurrence of a claim and the reporting of the claim to the Company could be significant and makes the estimation of the ultimate loss more uncertain. Writing new classes of occurrence based policies has created additional uncertainties in the reserve estimation process.
Our assumptions for the loss reporting tail in the other liability line changed with respect to contractor’s liability in 2005. We reached this conclusion after we re-evaluated its loss development factors based upon paid and incurred loss development. As a result, we reported favorable development in years prior to 2002 resulting from a lower than expected emergence of losses attributable to a shorter loss reporting tail than we had originally estimated. This occurred as a result of a change in the mix of our liability book by deemphasizing policies covering elevator contractor liability and subcontractor liability and focusing more on policies covering general contractors and owner developers. As a result of this change in product mix, we determined that reserves previously established under loss development patterns established for our older book of business were not developing in accordance with the loss emergence from the more recent general contractor’s book. Consequently, we concluded in 2005, that the loss reporting tail would be shorter than we had previously anticipated, and resulted in approximately $1.2 million in favorable loss development.
Frequency of Losses:
The level of frequency of losses in the inland marine/fire segment increased in 2005 when compared to the level reported 2004 and contributed to a higher loss ratio in 2005 when compared to 2004. The number of losses reported in the most recent accident year in the inland marine/fire segment was 178 in 2005 as compared to 104 in 2004.
Loss Estimates:
Our loss estimates of new classes of business including excess workers’ compensation and professional liability remained consistent in 2005 versus 2004. We derived our estimates by employing industry loss ratios, actuarial evaluations, as well as by evaluating each class based upon discussions with underwriters. Our other liability line of business changed substantially in 2002 primarily due to the mix of business written. While the initial paid and incurred results indicate the potential for favorable development, if such trends continue in subsequent periods for accident years 2002 and thereafter, we may have additional favorable development to report for those periods. However, we cannot be certain that such favorable trends will continue, and accordingly, our estimate does not yet reflect this favorable loss reserve development. We cannot estimate the quantitative impact of this potential favorable development until an evaluation of loss development in future quarters allows us to compare actual versus expected results to ascertain if there is a favorable impact.
The assumptions we used in estimating asbestos and environmental liabilities in 2005 have remained consistent with 2004. We considered a specific ground up analysis, which reviewed the potential exposure based upon actual policies issued, industry survival ratios and market share statistics per loss settlement. While there were no major changes in net losses noted from 2005 to 2004, gross incurred losses and loss adjustment expenses amounted to $16.2 million in 2005.
Catastrophe Losses:
Catastrophe losses may be difficult to estimate due to the inability of the insured and claims adjusters to provide an adequate assessment of the overall loss. The difficulties of establishing reserves include the inability to access insured’s premises and certain legal issues surrounding the estimation of the insured loss.
Our level of catastrophe losses increased significantly in 2005 when compared to 2004. Hurricanes Katrina and Rita contributed $6.6 million to net losses and loss adjustment expenses incurred in 2005 as compared to Hurricane Ivan, which contributed $2.8 million to net losses and loss adjustment expenses incurred in 2004.
Other than as specifically described above with respect to the change in business mix in the other liability line, we have not identified any key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with our historical loss reserve development patterns.
Question:
e.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.
Answer:
We believe that an attempt to quantify the variability of reasonably likely changes in assumptions may be misleading as it may not capture all of the reasonably possible outcomes. Each key assumption by itself can vary significantly (favorably or unfavorably) from period to period. For example, the low frequency and high severity nature of the business we write can create significant variability in our financial statements. A small change in net loss retention could add millions to loss reserves or perhaps add an insignificant amount to reserves depending upon shock losses incurred. The new classes of business we have been writing have the potential for a high degree of variability in ultimate loss outcomes. We cannot estimate with any certainty the reasonably likely variability in these classes, because of the limited loss history in these lines. In addition, asbestos and environmental liabilities, which are a significant component of our loss reserves, are difficult to estimate for many reasons, including the long waiting periods between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the damage. Given the uncertainty in this area, losses from asbestos/environmental related claims may develop with significant variability and accordingly we are unable to reasonably predict the range of possible losses that could arise from such asbestos/environmental related claims.
This high degree of variability in potential outcomes precludes a meaningful discussion of potential changes to reserves. We record reserves on the basis of our best estimate, which is supported by statistical analysis, experience and knowledge of the lines of business we write. These reserve estimates are reevaluated each reporting period by analyzing trends and development factors and comparing actual versus expected results to arrive at the most current best estimate. We believe that our approach to loss reserving results in the inclusion of adequate loss reserves in our financial statements.
Question:
2. Please discuss and quantify the effect that your ceded reinsurance activities had on the financial position, results of operations, and cash flows for the periods presented. Also discuss changes you have made to your past reinsurance strategies in developing your current strategies and the expected effect that those change may have on your financial position, results of operations and cash flows. Describe any limitations on your ability to cede future losses on a basis consistent with historical results and their expected effect on financial position, results of operations and cash flows. Such limitations could relate to changes in reinsurance market conditions, a restructuring of your reinsurance treaties or the absence of remaining limits for specific accident years under existing treaties.

Answer:
Ceded reinsurance activities had an impact on the Company’s financial position as follows:
1.	As of December 31, 2005 and 2004, the Company reported total ceded reinsurance payable of $35.7 million and $25.5 million, respectively.

2.	As of December 31, 2005 and 2004, the Company reported total reinsurance receivables on paid losses of $28.0 million and $14.5 million, respectively.

3.	As of December 31, 2005 and 2004, the Company reported total reinsurance receivables on unpaid losses of $299.6 million and $247.8 million, respectively.

4.	As of December 31, 2005 and 2004, the Company reported prepaid reinsurance premiums of $22.2 million and $21.4 million, respectively.
Reinsurance receivables on paid losses increased in 2005 primarily due to a large loss payment made for asbestos losses at year-end. Reinsurance receivables on unpaid losses increased in 2005 primarily due to ceded loss reserves from hurricanes Katrina and Rita. Ceded reinsurance payable increased in 2005 mainly as a result of reinsurance reinstatement costs arising from hurricane losses in the ocean marine line during 2005.
Ceded reinsurance activities had an impact on the Company’s results from operations as follows:
1.	For the years ended December 31, 2005, 2004 and 2003 the Company reported total ceded premiums earned of $65.7 million, $46.0 million and $30.4 million, respectively.

2.	For the years ended December 31, 2005, 2004 and 2003 the Company reported ceded incurred losses and loss adjustment expenses of $90.4 million, $18.8 million and $27.6 million, respectively.
Ceded premiums earned increased in 2005 when compared to 2004 primarily as a result of $14.8 million of reinsurance reinstatement costs resulting from hurricanes Rita and Katrina. Ceded premiums earned in 2004 largely reflected higher cessions from the growth in the other liability segment. Ceded incurred losses and loss adjustment expenses increased in 2005 when compared to 2004 as a result of $64.2 million of incurred losses resulting from hurricanes Rita and Katrina. Ceded incurred losses and loss adjustment expenses in 2004 when compared to 2003 reflected a benefit of $8.0 million resulting from a reduction in loss reserves relating to the terrorist attacks of September 11, 2001.
Ceded reinsurance activities had an impact on the Company’s cash flows as follows:
1.	The Company made reinsurance premium payments of $56.3 million, $46.8 million and $38.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

2.	The Company received reinsurance collections on paid losses of $25.1 million, $37.0 million and $73.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

The increase in reinsurance premium payments reflects the increase in ceded written premiums over the past three years. Reinsurance collections on paid losses in 2003 reflect substantial amounts received from the run off aircraft segment.
The Company has made certain changes in reinsurance strategies over the past few years. In 2004, the Company increased its exposure in the ocean marine line to a net loss retention of up to $4 million for any one occurrence from $2 million in 2003. In 2005, the Company reduced its exposure in the ocean marine line to a net loss retention of $3 million for any one occurrence and in 2006 the Company increased its exposure in the ocean marine line to $6 million on any one occurrence, but $5 million on any one risk. These decisions were based upon the availability and cost of reinsurance in the ocean marine market.
The excess of loss reinsurance market for the marine and energy line of business significantly contracted in 2006, resulting in increases in both reinsurance costs and net loss retentions ($5,000,000 per risk and $6,000,000 per occurrence) to the Company effective January 1, 2006. This compared to a net loss retention of $3,000,000 per risk or occurrence in 2005. As a result of the increasing cost of reinsurance, the Company excluded energy business with exposures in the Gulf of Mexico from its ocean marine reinsurance program for 2006. However, the Company purchased quota share reinsurance protection for this portion of its energy business to reduce the potential impact of future catastrophe losses to the Company. The Company also monitors its overall concentration of rig exposures in the Gulf of Mexico, which has resulted in a reduction in policy count in 2006.
For the years ended December 31, 2005, 2004 and 2003, the Company wrote excess workers’ compensation insurance on behalf of certain self-insured workers’ compensation trusts. Specifically, the Company wrote a $500,000 layer in excess of each trust’s self insured retention of $500,000. The gross premiums written for each year were reinsured under a 50% quota share reinsurance treaty. In 2006, the Company provided gross statutory limits on the renewals of its existing inforce of excess workers’ compensation policies to these trusts. Accordingly, the reinsurance structure was changed to accommodate the increase in gross limits. We secured a general excess of loss treaty in order to protect the Company to $3 million on any one risk. The resulting net retention was then subject to a 70% quota share reinsurance treaty. As a result of the change in underwriting and reinsurance structures, the gross, ceded and net premiums written increased substantially in this class of business in 2006 when compared to 2005.
Other than specifically described above, management is not aware of any limitations on the Company’s ability to cede future losses on a basis consistent with historical results.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of its filings with the U.S. Securities and Exchange Commission (the “Commission”), (ii) Commission staff comments do not foreclose the commission from taking any action with respect to our filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2005 are adequate. The Company confirms, however, that it will in future periodic reports provide a discussion on loss reserves and ceded reinsurance as provided herein.
Sincerely,
/s/ Thomas J. Iacopelli
Thomas J. Iacopelli
Chief Financial Officer